UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

February 24, 2010

Dividend policy for 2010 through 2012

The Board of Management and Supervisory Board of Deutsche Telekom are expecting continued sound balance sheet figures and high free cash flow in the current and subsequent two financial years on the basis of mid-term planning, including the investments required to expand business. Therefore the Board of Management and Supervisory Board of Deutsche Telekom decided at today's Supervisory Board meeting to pursue a shareholder remuneration policy for the 2010 through 2012 financial years that consists of the payment of an annual dividend of a minimum of EUR 0.70 per share and the buy-back of shares from time to time for any remaining amount up to an unchanged total payment of around EUR 3.4 billion per financial year.

Implementation of this policy is subject to the requisite unappropriated net income being posted in the single-entity unconsolidated financial statements of Deutsche Telekom AG for the financial year in question and the ability to establish the necessary reserves for any share buy-back. It is also contingent upon the company’s governing bodies adopting resolutions to this effect taking account of the company's situation at the time.

Dividend proposal for 2009

The Board of Management and Supervisory Board will propose a dividend of EUR 0.78 per share for the 2009 financial year to the shareholders' meeting on May 3, 2010. Based on the current 4.34 billion shares carrying dividend rights, this represents a total payment of around EUR 3.4 billion, i.e., the amount planned for each of the coming three years.

This ad hoc notification contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These forward-looking statements include statements with respect to the outlook for our balance sheet and cash flow, our shareholder remuneration policy and the payment of dividends and/or conduct of possible market share purchases. They are generally identified by the terms "expect," "anticipate," "believe," "intend," "estimate," "aim for," "goal," "plan," "will," "strive for," "outlook," or similar expressions. Forward-looking statements are based on current plans, estimates, and projections. They should therefore be considered with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Company's Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom's workforce reduction initiative, the restructuring of operating activities in Germany, and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost reduction measures. In addition, regulatory decisions, stronger-than-expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. Furthermore, changes in the economic and business environments - for example, the current economic slump in markets where we, our subsidiaries and affiliates operate, the enduring instability and volatility on the global financial markets, as well as exchange rate and interest rate fluctuations can also adversely affect our business development and the availability of capital at favorable terms. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results and future actions may be materially different from those expressed or implied by such statements. Our unconsolidated parent company financial statements differ from our consolidated group financial statements, and they may be affected in different ways by changing circumstances. Deutsche Telekom can offer no assurance that its expectations or targets will be met., or that it will be able to achieve its policy aims. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. As a rule, Deutsche Telekom does not predict the net effect of future special factors due to their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can have a significant effect on Deutsche Telekom's results.

Deutsche Telekom AG

Investor Relations

Tel.: +49(0)228 - 181 8 88 80

E-Mail: investor.relations@telekom.de

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By: /s/ Dr. Guillaume Maisondieu

Name: Dr. Guillaume Maisondieu
Title: Chief Accounting Officer

Date: February 25, 2010